November 19, 2008

US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, DC 20549-0408

RE: Alaska Pacific Bancshares, Inc. (The “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2008
File No. 000-26003

Dear Ms. Connell:

This letter is to acknowledge receipt of your comment letter dated October 23, 2008 regarding our Form 10-KSB for the fiscal year ended December 31, 2007 and Form 10-Q for fiscal quarter ended June 30, 2008. Following is our response to your letter.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 1. Description of Business

Lending Activities – Allowance for Loan Losses, page 13

Comment: In several places throughout your filing you disclose that the allowance for loan loses is maintained at a level that is deemed adequate by management. In particular, on page 14 you disclose that the calculated amount of your allowance is compared to the actual amount recorded and determination is made as to whether the allowance is adequate or needs to be increased. Please tell us and revise future filings to confirm, if true, that your allowance represents your best estimate of the probable credit losses inherent in you loan portfolio as of each balance sheet date. If your allowance does not reflect your best estimate of probable credit losses inherent in you loan portfolio, please tell us how your current methodology complies with GAAP.

Response: The allowance for loan losses represents management's best estimate of probable credit losses inherent in the Company's loan portfolio as of the balance sheet date. Future filings will confirm this fact.

Serving Southeast Alaska Since 1935
ADMINISTRATION OFFICES – 2094 JORDAN AVENUE – JUNEAU, ALASKA 99801
(907) 789-4844 - FAX (907) 790-5110 - WEBSITE: www.alaskapacificbank.com

Ms. Angela Connell
US Securities and Exchange Commission
November 19, 2008

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Selected Notes to Condensed Consolidated Interim Financial Statements

Note 2 – Fair Value Measurements – Adoption of SFAS 157 and SFAS 159, page 4

Comment: We note that you use model-derived valuations to determine the fair values of your available-for sale securities, mortgage servicing rights and impair loans. Please revise future filings to clearly describe your valuation models and the significant assumptions used in these models.

Response: Future filings will clearly describe the Company’s valuation models and the significant assumptions used in the models.

Securities available-for-sale are recorded at fair value on a recurring basis. Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated based on quoted market prices of comparable instruments with similar characteristics or discounted cash flows. Changes in fair market value are recorded in other comprehensive income, as the securities are available for sale.

Mortgage servicing rights (MSR) are measured at fair value on a recurring basis. These assets are classified as Level 2 as quoted prices are not available and the Company uses a model derived valuation methodology to estimate the fair value of MSR obtained from an independent broker on an annual basis. The model pools loans into buckets of homogeneous characteristics and performs a present value analysis of the future cash flows. The buckets are created by individual loan characteristics such as note rate, product type, and the remittance schedule. Current market rates are utilized for discounting the future cash flows. Significant assumptions used in the valuation of MSR include discount rates, projected prepayment speeds, escrow calculations, ancillary income, delinquencies and option adjusted spreads. These assets are recorded at amortized cost.

Impaired loans are measured at fair value on a non-recurring basis. These assets are classified as Level 3 where significant value drivers are unobservable. The fair value of impaired loans are determined using the fair value of each loan’s collateral for collateral-dependent loans as determined, when possible, by an appraisal of the property, less estimated costs related to liquidation of the collateral.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do

Ms. Angela Connell
US Securities and Exchange Commission
November 19, 2008

not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are prepared to discuss the comments and information contained in this response as necessary. If you wish to discuss, please contact me directly by phone at 907-790-5135 or by email (jpierce@alaskapacificbank.com).

Regards,

/s/Julie M. Pierce

Julie M. Pierce
SPV & Chief Financial Officer
Alaska Pacific Bancshares, Inc.